UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

BENNU PROPERTIES, LLC

Legal Status of Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Texas

Date of Organization:
November 11, 2016

Physical Address of Issuer:

5334 Bexar St., Dallas, TX 75215-4933

Website of Issuer: BennuProperties.Build

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary received an Expense Fee in the amount of three thousand US dollars ($3,000) to cover due diligence and other expenses anticipated to be incurred by the Intermediary in connection with the Offering. At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Unsecured Balloon Payment Promissory Notes

Target number of securities to be offered:

Unsecured Balloon Payment Promissory Notes agreed to in varying investment amounts to equal $50,000 in subscriptions

Target offering amount:

$50,000

Minimum Investment Amount:

$2,500 minimum investment amount per Investor

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

Unsecured Balloon Payment Promissory Notes of varying investment amounts to equal $5,000,000 in subscriptions

Deadline to reach the offering amount:

September 30, 2027

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0
Current number of executives: 1

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$322,123	$319,375
Cash & Cash Equivalents	$1,119	$2,371
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$577,242	$531,525
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($42,969)	($23,335)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BENNU PROPERTIES, LLC

By

/s/ Hasani Burton

____

Hasani Burton
Chief Executive Officer, Owner, and Managing Member

September 30, 2026

____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Hasani Burton

____

Hasani Burton
Chief Executive Officer, Owner, and Managing Member

September 30, 2026

____

(Date)

TABLE OF CONTENTS

October 1, 2026

BENNU PROPERTIES, LLC

FORM C OFFERING MEMORANDUM

Up to $5,000,000 of Unsecured Balloon Payment Promissory Notes

Bennu Properties, LLC (“Bennu,” the “Company,” the “Fund,” “we,” “us,” or “our”), is offering a minimum amount of fifty thousand US Dollars ($50,000 (the “**Target Offering Amount**”)) and up to a maximum amount of five million US Dollars ($5,000,000 (the “**Maximum Offering Amount**”)) of Unsecured Balloon Payment Promissory Notes (the “**Note(s)**” or “**Promissory Note(s)**”) on a best efforts basis as described in this Form C (this “**Offering**”). We must raise an amount equal to or greater than the Target Offering Amount by September 30, 2027 (the “**Offering Deadline**”). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as “Investors” or “you”. The rights and obligations of Investors with respect to the Securities are set forth below in the section titled “The Offering and the Securities”. In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the “**Intermediary**”). All committed funds will be held in escrow with Encore Bank (the “**Escrow Facilitator**”) until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Unsecured Balloon Payment Promissory Notes, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors’ beneficial interest in the Unsecured Balloon Payment Promissory Notes. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **BENNU PROPERTIES, LLC**

ELIGIBILITY

2. **BENNU PROPERTIES, LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: **investinbennu.com**

1. The issuer must continue to comply with the ongoing reporting requirements until:
2. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
4. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
5. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
6. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Hasani Burton	Chief Executive Officer, Owner, and Managing Member, Bennu Properties, LLC	Direct and manage business operations.	November 2016 - present

BIOGRAPHIES

Hasani Burton, Chief Executive Officer, Owner, and Managing Member: Hasani Burton has a rich and unique background in business that allows for consistent economic achievement while staying grounded in the community that has made his success possible.

He graduated from Indiana University Bloomington with a Bachelor of Science in Biology focusing on genetics. Post university he would go on to become a District Manager for Cook Medical; the world's largest privately owned medical device company. As a District Manager in the Critical Care Strategic Business Unit, he would foster relationships with over 250 medical facilities across central Texas, northern Texas and northwest Louisiana. When Hasani was first hired at Cook, his district was generating negative revenue. From the end of his first year as District Manager, his territory produced a 3% growth in revenue to as high as 6% growth year-over-year. His ability to keep the district incrementally growing every year earned him a number of recognitions from the company and his peers.

Concurrently during his time at Cook, Hasani sat on the board of an affordable housing non-profit named East Dallas Community Organization where he built consensus with other board members on strategies to build housing in eastern, southern and western Dallas. He also participated in development adjacent City of Dallas boards and committees such as the Landmark Commission, The Mayor's Task Force On Poverty and the South Dallas Fair Park Opportunity Fund, where he would assist in allocating a significant financial grant to the development of Parkland Hatcher Station Health Center. Hasani is currently a member of the Grand Park South TIF.

Hasani Burton would go on to be the founder of Bennu Properties LLC. The primary focus of the company is redevelopment of the 106-year-old commercial property located at 2734 Martin Luther King Jr. Blvd at Malcolm X. The new building will become a mailing and operations hub for remote businesses and create opportunities for those who lease in the building to advertise their brands globally. It will also have recording studios, VFX studios, meeting and small event spaces, along with long term goals to be a research facility for automated working agents to support small businesses. The property became part of Dallas history on February 9th, 2024 when the Juanita J. Craft Day Commemorative Mural was painted on the Malcolm X facing exterior wall by South Dallas Renaissance Initiative premier artist Lakeem Wilson.

Burton is looking forward to offering opportunities to South Dallas Fair Park high school graduates to learn about the intersection of entrepreneurship, arts & culture and S.T.E.M. through the new facility. He currently is a member of the City of Dallas Public Art Committee.

The greatest achievement Hasani Burton has ever had, and will ever have, was the day his son Olodumare Burton came into this world and made him a father.

ANTICIPATED BUSINESS PLAN

BUSINESS OVERVIEW

Bennu Properties, LLC ("**Bennu**," the "**Company**," the "**Fund**," "we," "us," or "our") is a debt fund dedicated to financing the building of a server-supported hub for small businesses remotely operating to produce advertising content. The Company's vision is to become a premier economic engine for creativity in small business remote operations while supporting Dallas communities by serving as a gateway to global entrepreneurship.

The primary focus of the Company is redevelopment of a 106-year-old commercial property ("**Phase 1**"), located at 2734 Martin Luther King Jr. Blvd at Malcolm X, ("**2734 MLK x MX**"). Once developed, the new building will become a mailing and operations hub for remote businesses and create opportunities for those who lease in the building to advertise their brands globally. It will also have external jumbo LED screens and speakers, recording studios, VFX studios, meeting and small event spaces, along with long term goals to be a research facility for automated working agents to support small businesses ("**Phase 2**"). The property became part of Dallas history on February 9th, 2024 when the Juanita J. Craft Day Commemorative Mural was painted on the Malcolm X facing exterior wall and is located within the 2026 South Dallas Fair Park Area Plan and within the third City of Dallas Cultural District.

PLAN OF OPERATIONS

2734 MLK x MX plans to offer leases to private mailing suites along with access to facility services to small businesses remotely operated. Premium lessees will have the option to participate in the long term goal to develop custom automated working agent technology derived from GPU research in the facility.

Phase 1 initially focuses on demolishing the existing structure, finalizing design plans for both new construction and renovations, and actively securing prospective commercial tenants.

PHASE 1: **Current Reg CF Offering: $5.0M**

Capital Allocation: Proceeds from this Form C offering is mostly centered on design and construction of the new building and operations of the physical structure.

Estimated Timeline:

- *Week 0–4*: Finalize design and construction documents; obtain demolition permit; and order long-lead items (LED screens, studio equipment).
- *Week 5–8*: Hazardous materials abatement; demolition and site prep; and utility disconnects.
- *Week 9–20*: Foundation and shell work; MEP rough-in; and structural inspections.
- *Week 16–24*: AV/studio installation; LED and speaker installation; and surveillance commissioning.
- *Week 24–26*: Final inspections, punch list, commissioning, turnover.

Critical path items: permit issuance, hazardous materials abatement, delivery of jumbo LED screens, and MEP rough-in inspections.

Operational Procedures & Milestones: The following operational procedures and milestones outline the strategic benchmarks, sequential actions, and regulatory approvals required for, and to assist with, the Company's transition into the construction and development phase.

- *Labor* includes skilled trades labor for demolition, foundations, framing, MEP installation, finishes, AV and screen installation.
- *Materials* include Phase 1 construction materials such as structural steel/wood, concrete, finishes, electrical, plumbing, HVAC components, cabling for AV and screens
- *Demolition, Site Prep and Development* includes demolition actions, comprehensive civil, utility, and environmental enabling works, and removal and disposal.
- *Real Estate Attorney* includes title review/ clearing, contract drafting/negotiation, due diligence coordination, zoning/ land use and permitting, construction contract review/negotiation, risk allocation/insurance requirements, construction lien/bond counsel, gap financing document review, escrow/closing coordination, tax/incentive analysis, environmental compliance/remediation counseling, regulatory compliance oversight, dispute prevention/resolution, closing out project/ warranty enforcement, and ongoing leasing/property operations support.
- *Insurance* includes Construction Insurance to cover Builder's Risk / Course of Construction, Commercial General Liability (CGL) and Contractor's Pollution, Professional, and/or Excess/Umbrella (if required); and Commercial Property insurance coordinated with General liability (combined with property in a package), business personal property (BPP), equipment (audio/VFX gear), tenant improvements, and increased limits for rooftop and C-suite exposures.
- *Permits Required* include a demolition permit, a building permit, an electrical permit, a plumbing permit, a mechanical permit, signage permit for LED screens, and right-of-way/encroachment permits if screens or speakers overhang public space.
- *Surveys and Reports* include review of hazardous materials (asbestos/lead), a geotechnical report, structural assessment, and utility locate.
- *Legal Actions* include title clearance, easement negotiations, executed construction contract with indemnities, and insurance certificates.

Procurement Responsibilities
The development and execution of the Company's upcoming project will rely on a structured procurement framework. This framework divides responsibilities among the Owner (the Company), a Project Manager, and a General Contractor (GC).

Proposed Role & Responsibility Matrix
Once engaged, each party will be responsible for the following project milestones:

- **Owner (The Company):** Approves the final project design, executes all binding vendor contracts, provides necessary legal and property title documentation, and funds required deposits for long-lead procurement items.
- **Project Manager:** Responsible for issuing Requests for Proposals (RFPs), evaluating incoming vendor bids, managing subcontractors, and maintaining the project schedule and corporate reporting.
- **General Contractor (GC):** Executes the physical demolition and site preparation, coordinates all active trades on-site, and maintains required safety protocols and insurance coverages.

Current Selection Status and Capital Contingency
As of the date of this Offering Statement, the Company has not finalized selections or entered into any binding contracts, letters of intent, or definitive agreements with a design firm, Project Manager, or General Contractor.

Management has initiated preliminary, non-binding conversations with potential service providers to gauge market alignment, but no formal obligations exist.

The final selection, hiring, and onboarding of the project development team are strictly contingent upon the successful closing of this offering and securing sufficient development capital. Upon securing these funds, the Company intends to leverage its flexible positioning to run a competitive bidding process. This process will identify and secure high-quality contractors capable of meeting the Company's strict budgetary constraints and development timelines.

Planned Services Offered to Tenants include:

- Mailing address
- Audio studio
- Jumbo LED screen visual/audio promotion
- Automated work agent support (3-5 years from Phase 2 build completion)
- VFX/graphics studio
- Data storage and maintenance
- A.I. support (3-5 years from opening)
- Equipment rental for content creation

The capital raised through this Offering will be deployed directly to execute Phase 1 of our business plan.

- *At the Target Offering Amount ($50,000)*: Proceeds will be allocated to cover intermediary success fees ($1,500/3.0%) and a conceptual study to explore up to three (3) potential design options for a mixed-use building ($48,500/97.0%).

- *At the Maximum Offering Amount ($5,000,000)*: Additional capital oversubscriptions will scale our operational capacity, including intermediary success fees ($150,000/3.0%), building design ($50,000/1%), current building demolition ($80,000/1.6%), site preparation ($120,000/2.4%), materials ($2,400,000/48%), labor ($720,000/14.4%), building project management ($99,600/1.992%), real estate attorney ($50,000/1%), construction insurance ($30,000/0.6%), property insurance ($16,600/0.332%), construction fees ($34,000/0.68%), audio studio tech ($100,000/2%), exterior jumbo LED ($150,000/3%), exterior speaker system ($50,000/1%), and facility surveillance system ($80,000/1.6%).

PHASE 2: **Potential Subsequent Financing and Phase 2 Development**

General Statement on Purpose of Phase 2.
The primary purpose of Phase 2 is to exponentially scale the Company's operational capability and technological footprint. While Phase 1 establishes the physical facility and creates an immediate revenue-generating foundation through remote work lessees, Phase 2 transitions the asset into a high-density, advanced computing hub.

By expanding the structure to house high-powered Graphics Processing Unit (GPU) laboratories and dedicated research facilities, Phase 2 aims to position the Company at the intersection of infrastructure leasing and high-performance tech development.

Subsequent Financing Strategy
This Offering represents the initial stage of our broader capital-raising strategy. The Company intends to pursue subsequent exempt offerings in the future, which may include a Regulation A (Tier 2) offering of up to $75,000,000, or other private placement exemptions, to fund expanded development and long-term uses. The final determination of the type and timing of any future offering will depend on market conditions and capital needs.

Phase 2 Structural and Capital Milestones
The subsequent financing detailed above will be deployed exclusively to fund, construct, and operationalize the following expansion targets:

- **Office-32 South Tower (The Executive Office):** Construction and buildout of an eight-story facility detailed as follows:
    - *First Floor:* Secure, on-site parking infrastructure.
    - *Second through Sixth Floors:* Secured data centers housing servers and high-powered GPUs for technology development, with the capacity to expand hardware footprints into available space.
    - *Seventh Floor:* Facilities housing specialized advanced gaming and artificial intelligence research and development (R&D) laboratories.
    - *Eighth Floor:* Executive suites for Bennu Properties LLC, alongside offices for the Research Director and senior research executive leadership (C-suite).

- **Targeted Phase 2 Operational Allocations:**
    - Recruiting, onboarding, and funding a specialized, high-performance GPU research team.
    - Funding advanced audiovisual (AV) infrastructure upgrades within Phase 1 facilities.
    - Exploring, conducting due diligence on, and executing potential strategic land purchases for long-term expansion.

There can be no assurance that any future offering will be launched or successfully completed. Because Phase 2 development relies entirely on capital injections from subsequent offerings, a failure to successfully raise future funds will prevent the execution of Phase 2, the construction of the Office-32 South Tower, and the hiring of the GPU research team. Phase 1 creates the foundation with remote work lessees. Once that infrastructure is stable, Phase 2 will scale our tech footprint into high-powered GPU laboratories using future capital injections.

BUSINESS AND LEASE OPTION TIER MODEL

- **Lease Application Process**: 2734 MLK x MX plans to have a dedicated website that explains what the facility does, options for lease tiers or services and have a portal for the application process. Accessing the portal will take an applicant through the following process:
    - QR code/link to portal provides the application with a nonrefundable application fee with disclosures;
    - Potential tenant will be connected with online notary (fees apply) to complete Commercial Mail Receiving Agency (CMRA), a private business that accepts mail on behalf of customers, requirements;
    - Applicant agrees to credit check/financial screening process (fees apply) with disclosures;
    - Applicant will include all contact info, including address used for remote work and provide a description of their business with the North American Industry Classification System (NAICS) code for compliance;
    - Disclosure for Insurance Admin fee disclosed;
    - Applicant will be given more detailed options for lease tiers, disclosures and pay fees on contingency of qualifying for that lease tier (see below);
    - Premium promotion and service options with fee schedule and disclosures provided;
    - Lease executed through online process (details pending confirmation of State of Texas law). Rent (first, last month) and security deposits are collected, disclosures on sublet process provided; and

- Upon completing online process and paying all fees, new tenant will receive facility access keycard and mailbox key.

- **Lease Options and Business Services:** The facility plans to provide additional services alongside its amenities to help promote and elevate client businesses. Business services are planned to be provided to lessees on varying tier levels, each of which includes additional services as follows:

  - **Tier 1** includes identifying business listings on the facility website (and any applications to be developed at a future time);
  - **Tier 2** includes Tier 1 amenities in addition to promotion on facility jumbo LED screens with additional fees for time of day priority placement and/or audio promotion on external speakers;
  - **Tier 3** includes Tier 1 and Tier 2 amenities in addition to optional participation in Phase 2 GPU supported automated working agent technology as it is developed; and
  - **Tier 4** (**Premium)** includes Tier 1, Tier 2 and Tier 3 amenities in addition to developing cost saving strategies for advertisement on social media and streaming platforms.

- **Tier Credit, Financial and Lessee Selection Criteria** include:
  - **Tier 1** plans to be an estimated cost of $500 per month and requires a credit score of <600 or startup, require personal guaranty, higher deposit, and prepaid rent for first 3–6 months;
  - **Tier 2** plans to be an estimated cost of $650 per month and requires a credit score of 600–659, providing 1–2 years of financial statements for review by the Company, third-party financial service provider or CPA of the Company's choosing, personal guaranty and a potentially higher deposit;
  - **Tier 3** plans to be an estimated cost of $750 per month and requires a credit score 660–719, 2 years positive financial statements, and corporate or personal guaranty; and
  - **Tier 4 (Premium)** plans to be an estimated cost of $800 per month and requires a business credit score of ≥ 720 or owner FICO ≥ 740, providing 3 years positive financials and a corporate guaranty.
  - **Objective denial triggers** include felony convictions involving fraud/identity theft tied to mail use; inability to provide valid ID per CMRA rules; intended use expressly prohibited by zoning; and failure to provide a certificate of insurance (COI) within X days after lease signing. Business lessees typically provide a COI to building owners. This document acts as proof that the tenant has active insurance coverage and typically keeps the owner safe from unexpected claims or financial risks.

REVENUE STRATEGY

- **Leasing:** The Company plans to offer 7 to 9 year lease agreements that bundle dedicated mailing boxes with tiered access to our facility's premium amenities.
- **Promotion Fees:** Clients can agree to pay fees to the facility for priority placement on digital signs.
- **Studio Fees:** The Company could generate specific fees from non-leased individuals who wish to use the facility amenities during off-peak or down hours.
- **Data Fees:** The Company could generate specific fees for saving and maintaining business data on facility servers when Phase 2 comes online. All lessees may pay fees for data and usage. Non-lessees may also pay fees for data usage/access, but may be at greater cost.

OPERATIONS PLAN: The Reg CF offering budget is mostly centered on the design and construction of the new building and operations of the physical structure. Once developed, the Company plans for the following:

- **Technology Platform:** The Company's GPU based tech development in Phase 2 has a goal to create a secure, scalable, and user-friendly application dedicated to customized automated working agents. Research and development of the technology will be managed by Kemet Inspired Media LLC d.b.a. KemetMedia.
- **Facility Management:** Qualified professionals are planned to be consulted or hired to manage all technical uses of the facility.
- **Customer Support:** We plan to provide comprehensive technical support consultations according to lease tier to optimize their amenity options.
- **Key Partnerships:** We plan to form strategic collaborations with entrepreneurial organizations, business incubators, influencers, non-profits, governmental agencies and marketing professionals to comprehensively enhance the overall customer experience.

TARGET MARKET AND GEOGRAPHICAL LOCATION:

- **Small Businesses:** Small businesses with at least 2 consecutive years demonstrating at least $24K in revenue;
- **Targeted Industries:** marketing/advertisement companies, medical offices, legal teams, workplace solutions spaces, tax advisors and numerous other; and
- **Content Creation:** Professionals who have a core business of remote work that want to raise the local and global profile of their business through "Times Square style" advertisements in a strategically placed physical location and create custom content for advertising.

MARKET ANALYSIS

In response to the COVID-19 pandemic of 2020, remote work increased across the economy and at the start of 2024, the share of workers who telework continued to grow.[1] AI advancement and post-pandemic work policies have some major companies embracing remote work permanently.[2]

Global marketing spend exceeds $1 trillion, and marketing spend has been rising faster than the top line for several decades.[3] Studies suggest that brands with high uncertainty in advertising effectiveness can benefit from double-digit revenue lifts by placing higher emphasis on adaptive experimentation.[4] However, marketing budgets are tighter, and the media landscape is more fragmented, making it more important to maximize value of marketing ROI (Return On Investment) for large and small businesses.[5] Marketing plans describe the actions a business will take to persuade potential customers to buy products or services.[6]

2734 MLK x MX offers more than just a commercial mailing address: it packages visibility, creative production, and measurable marketing plan capability in a single, affordable lease model that directly addresses the needs of remote and home-office entrepreneurs. A professional street address and mailbox in a commercial building improves credibility and local discoverability, a known driver of customer trust and search visibility. By collocating in-house audio and VFX studios, meeting and event spaces, and a "Times Square style" jumbo LED screen with speakers, the building gives small firms access to high-quality creative assets and OOH (out-of-home) inventory they could not otherwise afford, enabling richer campaigns and live events that drive leads and retention.[7] Industry research shows that integrated, measurable marketing investments, when paired with unified measurement and adaptive

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1 https://www.bls.gov/opub/btn/volume-14/telework-trends.htm?utm_source=copilot.com
2 https://hbr.org/2025/01/how-emerging-technologies-can-foster-human-connections-at-work
3 https://www.mckinsey.com/capabilities/growth-marketing-and-sales/how-we-help-clients/marketing-return-on-investment?utm_source=copilot.com
4 https://www.jstor.org/stable/26967318?utm_source=copilot.com
5 https://www.nielsen.com/insights/2025/marketing-roi-blueprint-2025/?utm_source=copilot.com
6 https://www.sba.gov/business-guide/manage-your-business/marketing-sales?utm_source=copilot.com
7 https://www.nielsen.com/insights/2025/marketing-roi-blueprint-2025/?utm_source=copilot.com

experimentation, produce outsized revenue lifts even for smaller brands.[8] The buildings long term plan to deploy GPU-based research after Phase 2 round fund raising to create custom automated working agents for our premium lessees, would automate repetitive marketing tasks (creative variants, audience testing, campaign optimization) and extend human teams' capacity to focus on accepting high value clients and servicing motivated customers. Combined with plans to integrate building functionality with platform tools (search, social, streaming) and marketplace channels that already drive measurable economic activity for small firms, this ecosystem can convert modest ad budgets into more clients, higher revenue, and greater longevity.

VENDORS AND THIRD PARTY CONTRACTORS

As of the date of this Form C, the Company does not maintain any routine or ongoing third-party vendor relationships, supply agreements, or service contracts. The Company currently manages its core operations internally. To the extent that third-party services, manufacturing, or distribution are required in the future to scale operations, the Company will seek to identify and engage qualified providers on an as-needed basis.

MARKETING STRATEGY

- **Brand Positioning:** Through the 2734 MLK x MX building development process, Bennu Properties, LLC plans to position itself as an exciting, future-forward opportunity for select small businesses to be associated with cutting edge advertising technology while tapping into the increasing global market for entrepreneurial content creation.
- **Marketing Plan:** 2734 MLK x MX — a scheduled creative facility with audio studios, VFX studios, Automated Working Agents (AWAs), exterior jumbo LED billboards, and external speakers — plans to use marketing channels to generate revenue for the building and for the small businesses that lease space there. Plans may include channel tactics, productized offerings, pricing/monetization ideas, local activation examples, and scaling/global strategies, such as**:**

    - *Digital marketing -*
        - SEO: The Company plans for potential use of optimizing websites and local listings to rank higher in organic search results for the building and to offer to tenants, to produce short audio testimonials and VFX micro-videos embedded on landing pages to increase dwell time and conversions, and to host community events and publish press releases to earn local backlinks. Leasing space in an SEO-optimized building serves as a powerful digital accelerator for small business tenants, providing them with built-in search visibility, shared domain authority, and high-impact multimedia assets that would otherwise be costly to build from scratch. By anchoring their business at a highly trusted, digitally optimized address, tenants could inherit the building's local search momentum, secure high-quality backlinks through shared community PR, and leverage professional visual content to boost their own online traffic and customer conversions;
        - Social Media Marketing Plans: Evaluate and scope potential strategies to leverage platform-specific content across Meta, TikTok, X, LinkedIn, and YouTube, with definitive execution plans and conversion timelines to be determined; and
        - Email campaigns: The Company plans to scale its database and maximize user engagement by capturing leads via billboard QR codes and website promos, then nurturing them through multimedia email automations featuring custom audio teasers and short VFX GIFs;

---

8 https://www.mckinsey.com/capabilities/growth-marketing-and-sales/how-we-help-clients/marketing-return-on-investment?utm_source=copilot.com

- *Partnerships with entrepreneurial networks and incubators* to develop formal relationships with accelerators, incubators, co-working spaces, and entrepreneurship networks to provide services, sponsorships, or preferred vendor status;
- Explore the use of *Webinars and Educational Content* as a potential avenue for training and engagement, with definitive execution plans and timelines to be determined; and
- *PR and media activation* to secure coverage in news outlets, trade press, and influential blogs to build credibility and reach.

COMPETITIVE LANDSCAPE AND FUTURE OPERATIONS

The Company operates at the intersection of co-working, technology infrastructure, and business services. Key regional and industry competitors include packing and shipping centers (such as Eagle Postal), boutique marketing firms (similar to TGR, Inc.), and enterprise data centers (comparable to DataBank).

Upon completion, the facility located at 2734 MLK x MX will feature advanced capabilities, including the capacity to rent out high-end, Mac-based AV equipment tailored for videography, digital content creation, and social media marketing. The Company intends to offer these equipment rentals to onsite lessees at a discounted rate, while also allowing general rentals to the public.

While AV rentals and specialized media operations will ultimately be core functionalities of the Company, Phase 1 is primarily focused on the construction and initial physical operations of the new building structure. Accordingly, the full rollout of the AV equipment rental, media marketing suite, and advanced technology labs represents a primary milestone and focus of the Company's potential subsequent Phase 2 financing round (which may include a Regulation A or other exempt offerings).

2734 MLK X MX and the Company's Competitive Advantage include:

- A strong focus on platforming and promoting small businesses in DFW area;
- An increased opportunity to collaborate with business professionals while maintaining remote work capabilities;
- Data storage and maintenance for small businesses;
- Community-based initiatives that benefit Dallas communities while raising the global profile of Dallas for advertisement and technology; and
- Being based in an economically developing area of Dallas.

BENNU PROPERTIES SWOT ANALYSIS

Category	Strengths	Weaknesses	Opportunities	Threats
Brand	Creative, oriented, privately owned business, community impact	Still hyper-local and will need to consider marketing efforts to reach goals	Unique concept combined with community engagement with elevate brand	Politically based attacks
Finance	Property owned, $330K valuation; CEO credit history	No revenue - debt owed to CEO	Good relations with regional leaders and City of Dallas core business plans yield revenue	Underfunding of development and/or inability to meet operating costs with completed

Structure	Singularly owner operated, "Grow as we go" plans	Key management positions vacant	Plans for key management positions and client support hiring	The potential of filling key management positions with uncommitted and/or incompetent individuals
Competition	Business model combines several successful business types into a unique concept	Eagle Postal, TGR, Inc., DataBank	Combining the most lucrative aspects of competitors while rooted in a developing community	Potential customers may not see the value in 2734 MLK X MX product/price-point and elect to use competition with more established or less expensive
Longevity	2734 MLK X MX development in Dallas will become core business and a model for facilities in other cities	Company success completely reliant on success of 2734 MLK X MX	Even if 2734 MLK X MX operations only reach breakeven, the structure itself has potential long term benefits	2734 MLK X MX fails and bankrupts the Company

ONGOING FINANCIAL REPORTING

The Company shall satisfy its ongoing financial and operational reporting obligations to Investors by filing an annual report on SEC Form C-AR via EDGAR and posting said report to the Company's website. This report shall be made available no later than 120 days after the end of each fiscal year covered by the report. The Company is not required to furnish quarterly financial statements, separate tax information returns, or any other periodic financial updates or tax reporting documentation to the Investors, but may provide these specific items if requested in writing.

CAPITALIZATION

The Company intends to use conservative leverage to optimize returns while managing risk prudently. External financing will primarily consist of traditional mortgage financing or construction loans, typically targeting a loan-to-value (LTV) ratio in the range of 50–70%, depending on project specifics and market conditions. The Fund's approach to leverage emphasizes minimizing risk exposure, maintaining strong equity positions, and ensuring sufficient cash flow and liquidity for the timely completion and sale of properties.

COMPANY INFRASTRUCTURE

Bennu Properties is a limited liability company, operating under the laws of the state of Texas. Its offices are located at 5334 Bexar St., Dallas, TX 75215.

RISK FACTORS

An investment in our Unsecured Balloon Payment Promissory Notes involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Unsecured Balloon Payment Promissory Notes offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Notes and the market price of our Notes, which could cause you to lose all or some of your investment in our Notes. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Notes in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the Collective, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

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The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Competition May Increase Operational Costs and Reduce Lease Revenue
The Company's financial performance depends entirely on its ability to successfully lease space within its single property. The Company faces direct competition from other real estate owners, operators, and developers of similar properties in the same geographic market. Intense market competition or an oversupply of comparable space could force the Company to lower its rental rates, extend costly concessions such as free rent periods, or incur higher tenant improvement costs to attract and retain tenants. Additionally, competition could lead to increased tenant turnover and prolonged vacancy periods, which would reduce overall rental revenues while simultaneously increasing marketing, brokerage, and operational expenses. Because the Company relies on a single asset for all of its revenue, any reduction in occupancy or rental rates, or any increase in tenant retention costs, could materially and adversely affect the Company's cash flow and its ability to service its debt obligations.

Environmentally Hazardous Property.
Under various Federal, City and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors.
Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to

changes in economic financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, and cash flows.

Illiquidity of real estate investments could significantly impede the company's ability to respond to adverse changes in the performance of the portfolio investments and harm the company's financial condition.
Since real estate investments are relatively illiquid, the Company's ability to promptly sell developed assets in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in local, regional national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

Risk of Lease Renewals and Rental Income Reductions for a Single Multi-Tenant Asset
Because the Company's sole purpose is to develop and operate a single multi-tenant building, any unfavorable lease terms or rental rate declines will directly and significantly impact the Company's revenue. When new or renewal leases are signed at rates lower than previous terms or initial projections, the Company's rental income will suffer a concentrated reduction.

Certain significant expenditures that the Company, as a landlord, remains responsible for—including mortgage payments, real estate taxes, property insurance, utilities, and structural maintenance costs—are generally fixed and will not decrease when rental revenues fall. While a multi-tenant structure reduces the complete vacancy risk associated with a single-tenant property, a downward shift in local market lease rates could simultaneously affect multiple tenant renewals, severely eroding the Company's operating margins.

Furthermore, the final valuation and potential sale price of this single building depend heavily on its collective operating history and net income. If rental revenues are depressed by lower lease rates across multiple units, the Company may be unable to sell the property at its targeted price or timeframe. Accordingly, the timing of the Company's liquidation and the ultimate financial return to Investors—including the recovery of their initial investment—remain entirely dependent on fluctuating market conditions and the net proceeds realized from this single asset's eventual sale.

Our long-term growth depends entirely on future capital raises that are not guaranteed.
The transition from a Phase 1 remote work facility to a Phase 2 high-powered GPU laboratory requires a massive injection of capital that is not provided by this current offering. We plan to raise these funds through future exempt offerings, such as a Regulation A round. However, changes in market conditions, economic downturns, or cooling investor interest in data infrastructure could prevent us from successfully launching or completing these subsequent rounds. If we cannot secure future financing, the Office-32 South Tower may not be built, the GPU research team may not be hired, and the Company's operations will remain permanently limited to the Phase 1 footprint.

Our construction timeline is an estimate and may be delayed by vendor onboarding and critical path items.
Our 26-week timeline for Phase 1 development is a forward-looking estimate that assumes timely team onboarding and smooth regulatory approvals. Because we currently have no binding contracts with a General Contractor or Project Manager, the actual start date of construction may be delayed while we negotiate vendor contracts post-closing. Furthermore, our schedule depends heavily on critical path items beyond our direct control, such as municipal permit issuance, hazardous materials abatement, and the international supply chain for jumbo LED screens. Any delay in these milestones could significantly extend our timeline, increase construction costs, and delay our ability to generate leasing revenue from remote work lessees.

The Company lacks an operational track record in commercial leasing, multimedia hub management, and technology research.
Although the Company has maintained an ongoing legal existence since acquiring the real property asset in 2019, it has not previously operated the specific business models described in this Offering. The transition from property holding to active commercial development involves significant operational hurdles, elevated expenses, and administrative difficulties. Consequently, there can be no assurance that the Company will successfully execute its operational transition, generate projected revenues, or achieve sustained profitability.

We operate in highly competitive industries and may fail to compete effectively against larger, more established firms.
The markets for commercial office leasing, virtual suite services, flexible workspace solutions, and media production facilities are intensely competitive and fragmented. The Company competes directly with national and regional shared-office providers, traditional commercial real estate developers, and specialized audio-visual production studios. Many of these competitors possess substantially greater financial, marketing, and operational resources, as well as broader brand recognition and longer histories of operational success. If these competitors lower their rental rates, offer superior technological infrastructure, or expand their physical footprints into our target market, the Company may be unable to secure tenants at profitable lease rates.

Our performance depends heavily on the execution capabilities of third-party contractors and project managers.
The development, construction, and ultimate execution of the physical facilities rely on a structured procurement framework that divides critical responsibilities among the Owner, a Project Manager, and a General Contractor. Any failure by these third parties to perform their contractual obligations, meet specified deadlines, or maintain appropriate workmanship standards could result in material project delays, cost overruns, and litigation. If the General Contractor or key subcontractors experience labor shortages, financial distress, or insolvency, the Company's operations and financial condition would be materially and adversely affected.

We may fail to attract and retain the lessees and commercial tenants necessary to generate projected revenues.
The Company's primary revenue model depends on leasing specialized office infrastructure, private suites, and production facilities to remote small businesses. If the market demand for physical mailing suites, remote operational hubs, or media production facilities declines, or if competitors offer more favorable terms, the facility may experience high vacancy rates or depressed rental pricing. A failure to achieve or maintain target occupancy levels would severely restrict the Company's cash flow and its capability to meet its financial obligations.

Construction delays, cost overruns, and critical path vulnerabilities could postpone revenue generation.
The development timeline is subject to numerous critical path items, including site preparation, structural demolition, hazardous materials abatement, and municipal inspections. Real estate development projects are inherently susceptible to unexpected delays and cost increases resulting from labor shortages, supply chain disruptions, adverse weather conditions, underlying environmental hazards, or structural complications. Any significant delay in completing the construction phase will postpone revenue generation and could result in substantial capital shortfalls.

Uninsured losses, inadequate insurance policy limits, or uncovered liability exposure could result in catastrophic financial losses and jeopardize our ability to satisfy our debt obligations.
While the Company intends to maintain builder's risk, commercial general liability, environmental pollution, and commercial property insurance, these policies may not cover all types of potential risks, liabilities, or catastrophic events. Severe events—such as unexpected structural damage to adjacent properties during demolition, unrecognized environmental contamination discovered during hazardous materials abatement, or major third-party personal injury claims arising from construction or facility operations—could easily exceed our insurance policy limits or be excluded

from coverage entirely. Any material, uncovered liability claim, structural loss, or property damage would force the Company to utilize its own financial resources, potentially exhausting our capital reserves, halting project development, and forcing a default on the notes.

The project is dependent upon regulatory approvals, zoning compliance, and municipal permitting contingencies.
The development and operation of the facility require numerous municipal and regulatory approvals, including but not limited to demolition, building, electrical, plumbing, mechanical, signage, and right-of-way or encroachment permits. The local municipality may deny, delay, or place restrictive conditions on these permits. Furthermore, because the physical structure may feature external multimedia components or overhang public spaces, the Company may face strict local ordinances regarding noise, light emissions, and public space usage. Non-compliance or delayed approval could force costly modifications or halt operations entirely.

The discovery of historical environmental contamination or hazardous materials during construction could impose significant remediation costs and cause severe project delays.
Because the physical property assets being developed are historic structures, there is an elevated risk that hazardous substances—including, but not limited to, asbestos, lead-based paint, subsurface soil contamination, or groundwater pollutants—may be present on site. The removal, abatement, and disposal of such hazardous materials are heavily regulated under local, state, and federal environmental laws. If comprehensive surveys reveal contamination that exceeds initial projections, or if unexpected hazardous conditions are uncovered during demolition and excavation, the Company will face substantial, mandatory remediation expenditures. Such environmental liabilities could deplete construction capital reserves, suspend site operations, delay the projected timeline, and impair the Company's ability to service its debt.

The project faces substantial regulatory exposure and compliance liabilities under evolving environmental protection laws.
The construction, site development, and ongoing physical operations of the facility must comply with a complex framework of environmental regulations, including waste disposal standards, air quality control metrics, stormwater management protocols, and noise ordinances. Failure to maintain strict compliance with these legal structures, or to secure necessary environmental permits, can lead to punitive administrative fines, civil litigation, or formal stop-work orders from municipal or environmental agencies. Additionally, if future environmental safety guidelines or zoning laws become more restrictive, the Company may be forced to incur unanticipated capital expenditures to modify its construction plans or operational facilities, harming its financial stability.

Supply chain disruptions and inflationary pressures may delay or increase the cost of core deliverables.
The project requires the procurement of specialized, long-lead capital equipment, including large-scale external digital displays, advanced audio-visual technology, and specialized studio equipment. Global or domestic supply chain disruptions, shipping bottlenecks, customs delays, tariff adjustments, or inflationary increases in raw materials and technology costs could materially impact the project budget and schedule. If the Company cannot secure this equipment within the projected timeline or budget, the commercial viability of the facility may be compromised.

Advanced technology research and the execution of later operational phases are highly speculative.
The Company's long-term business plan includes highly speculative objectives, such as executing specialized hardware research and developing proprietary automated working agent technology. The fields of artificial intelligence, automated technology, and high-performance computing are capital-intensive, rapidly changing, and subject to intense global competition. The Company may fail to recruit the necessary technical talent, secure the required hardware infrastructure, or protect its intellectual property. If later phases prove technologically unfeasible or commercially unviable, the long-term growth prospects may be severely restricted.

Uninsured losses, liability exposure, and inadequate insurance policies could result in catastrophic financial failure.
While the Company intends to maintain builder's risk, commercial general liability, environmental pollution, and commercial property insurance, such policies may not cover all potential risks or liabilities. Catastrophic events, structural damage to adjacent properties during demolition, unrecognized environmental liabilities during hazardous materials abatement, or severe third-party personal injury claims arising from facility operations could exceed policy limits. Any material, uncovered liability claim or property loss could exhaust financial reserves and jeopardize ongoing operations.

The Company's investments may be subject to risks from the use of borrowed funds.
The Company may acquire properties subject to existing financing or by borrowing funds. The Company may also incur or increase its indebtedness by obtaining loans secured by certain of its properties in order to use the proceeds for acquisition of additional properties. In general, for any particular property, the Company will expect that the property's cash flow will be sufficient to pay the cost of its mortgage indebtedness, in addition to the operating and related costs of the property. However, if there is insufficient cash flow from the property, the Company may be required to use funds from other sources to make the required debt service payments, which generally would reduce the amount available for distribution to Investors. The incurrence of mortgage indebtedness increases the risk of loss from the Company's investments since one or more defaults on mortgage loans secured by its properties could result in foreclosure of those mortgage loans by the lenders with a resulting loss of the Company's investment in the properties securing the loans. For tax purposes, a foreclosure of one of the Company's properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If that outstanding balance exceeds the Company's tax basis in the property, the Company would recognize a taxable gain as a result of the foreclosure, but it would not receive any cash proceeds as a result of the transaction.

Mortgage loans or other financing arrangements with balloon payments in which all or a substantial portion of the original principal amount of the loan is due at maturity, may involve greater risk of loss than those financing arrangements in which the principal amount of the loan is amortized over its term. At the time a balloon payment is due, the Company may or may not be able to obtain alternative financing on favorable terms, or at all, to make the balloon payment or to sell the property in order to make the balloon payment out of the sale proceeds. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. In some instances, the Company may only be able to obtain recourse financing, in which case, in addition to the property or other investment securing the loan, the lender may also seek to recover against the Company's other assets for repayment of the debt. Accordingly, if the Company does not repay a recourse loan from the sale or refinancing of the property or other investment securing the loan, the lender may seek to obtain repayment from one or more of such other assets.

Uninsured losses relating to real property may adversely affect an investor member's return.
The Managing Member will attempt to assure that all of the Company's properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of the Company's properties incurs a casualty loss which is not fully covered by insurance, the value of the Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, the Company may not have a sufficient external source of funding to repair or reconstruct a damaged property; there can be no assurance that any such source of funding will be available to the Company for such purposes in the future.

Competition for investments may increase costs and reduce returns.
The Company will experience competition for real property investments from individuals, corporations and bank and insurance company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. The Company will compete against other potential purchasers of properties of high quality commercial properties leased to credit-worthy tenants and residential properties and, as a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

In addition, the Company's properties may be located close to properties that are owned by other real estate investors and that compete with the Company for tenants. These competing properties may be better located and more suitable for desirable tenants than the Company's properties, resulting in a competitive advantage for these other properties. The Company may face similar competition from other properties that may be developed in the future. This competition may limit the Company's ability to lease space, increase its costs of securing tenants, limit its ability to charge rents and/or require it to make capital improvements it otherwise might not make to its properties. As a result, the Company may suffer reduced cash flow with a decrease in payments it may be able to make to Investors.

The raised capital may not cover total construction costs.
The capital raised through this offering is primarily allocated to the initial design, demolition, and core physical construction of the facility. These funds may prove insufficient to cover unexpected cost overruns, expanded working capital needs, or the implementation of subsequent operational phases. The Company may be required to seek additional equity financing or secondary debt financing, such as gap loans or senior secured encumbrances. There is no assurance that such additional capital will be available on commercially reasonable terms, or at all. Failure to secure necessary funding could force the suspension or abandonment of the project.

Environmental regulation and issues, certain of which the Company may have no control over, may adversely impact the Company's business.
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a Portfolio Investment may subject the Company to liability as the buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner and developer of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. The Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. Further, the Company may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available.

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Real estate may develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.
When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require the Company to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose the Company to liability from its tenants, employees of such tenants and others if property damage or health concerns arise.

Competition May Decrease Revenues, Increase Costs and Decrease Rates of Return
The Company may experience competition from other developers of single family residential communities and industrial commercial properties and other sophisticated investors in those competing real-property developers and investors. Competition may increase the costs of land, labor and materials for Company investments and decrease the intended lease rates or the potential return on investment of real estate assets developed or owned by the Company. Further, competition for suitable real property, experienced labor and building materials may increase direct- and indirect-costs to the Company while engaged in developing, constructing, repairing or maintaining real property. Competition could result in a material adverse effect on the Company's operating results and financial condition.

Delays in Property Development, Construction or Operations
Delays the Company may encounter in the development, renovation, or operations of a multi-tenant leased commercial property include government-related delays such as the permitting, zoning, inspection, or certificate-of-occupancy processes, which can directly stall tenant move-in dates and trigger lease penalties. The Company may also face construction-related delays including weather, adverse site conditions, complex tenant-improvement buildouts, and material- or labor-supply disruptions, as well as finance-related delays such as extended due diligence, funding hold-ups, and intricate closing procedures involving multiple lenders or stakeholders. Delays in initiating or completing any development project, delivering spaces to commercial tenants by agreed-upon commencement dates, or managing ongoing operations could adversely affect the Company, potentially leading to rent abatements or lease terminations. Consequently, any such disruptions would result in a material adverse effect on the Company's operating results, cash flows, and financial condition.

Company's Discretion in the Future Disposition or Company's Exit of Property
The Company cannot predict with any certainty the various market conditions affecting any Company real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's property, the Company cannot assure the Investor that Company will be able to sell its property at a profit in the future. Accordingly, the timing of refinancing or liquidation of any of the Company's real estate investments will be dependent upon fluctuating market conditions, which in turn could result in a material adverse effect on the Company's operating results and financial condition.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Notes or future proposed Notes.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to Notes or future proposed Notes. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

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The debt fund structure makes investor returns entirely dependent on underlying asset cash flows.
This offering is structured as a debt instrument, and investor returns are tied directly to the Company's capacity to service its debt obligations. The Company's ability to pay principal and interest to Investors depends entirely on the successful completion, leasing, and operational cash flow of the underlying real estate asset. If the development of the project fails to generate sufficient operational income, or if cash flows are delayed due to construction extensions, the Company may lack the liquid capital necessary to meet its repayment schedules, potentially resulting in a default.

The Note maturity framework exposes Investors to significant liquidity risk by linking early repayment or potential extensions directly to a full occupancy milestone.
The debt instruments are structured with a sixty (60) month maturity date that concludes with a single, large balloon payment of all outstanding principal and accrued interest. Although the Notes are payable early if a one hundred percent tenant occupancy rate is achieved before the conclusion of the five-year term, there is no guarantee that full occupancy will be met ahead of schedule, or at all. Investors must be financially prepared to have their capital locked up for the entire sixty (60) month duration without receiving interim distributions if the leasing stabilization process proves slower than initially forecasted.

The Manager retains discretionary authority to execute automatic, year-by-year extensions of the final maturity date past month sixty if the facility fails to achieve a one hundred percent leasing milestone or secure adequate refinancing capital, but this right is strictly constrained by the Lender's right to demand full payment within thirty days.
Because the Lender maintains this thirty-day demand right, any rolling extension initiated by the Manager effectively operates as a roll-over proposal, ensuring that ultimate control over the investment horizon remains with the Investor rather than resulting in an indefinite capital lockup. However, while this provision preserves the Investor's legal liquidity timeline, significant operational and execution risks remain if a demand for payment is made when the facility is underperforming. If macroeconomic downturns, high vacancies, or tight credit markets prevent the Manager from securing long-term refinancing by the five-year mark, a sudden thirty-day demand for repayment could force an expedited asset liquidation, trigger a technical default if the project lacks immediate liquidity, or result in principal loss if the underlying property value has degraded.

The provision stipulating that payments on the Notes will only commence upon achieving a one hundred percent tenant occupancy rate introduces severe liquidity and timing risks, which are compounded by the Company's underlying intention to allow the Manager to continually extend the maturity date until full tenancy is achieved.
Under these governing terms, the Company faces no legal obligation to initiate periodic interest or principal distributions until the physical facility reaches complete capacity across all private mailing suites, flexible workspace units, and production facilities. Because achieving a flawless one hundred percent occupancy threshold is highly vulnerable to market uncertainties, local competition, and leasing velocity constraints, even a single suite vacancy could legally block the distribution trigger. Furthermore, while the Investor retains a thirty-day demand right upon maturity, the Company's operational strategy assumes the Manager will execute rolling maturity extensions to match the protracted leasing timeline. Consequently, if the facility experiences persistent leasing challenges or normal tenant turnover, Investors face an elevated risk of prolonged distribution delays and rolling maturity extensions, leaving the timing, ultimate realization, and exit horizon of the investment completely uncertain.

The Company's right to prepay the Notes early upon achieving full occupancy exposes Investors to reinvestment risk.
The Note provisions allow the Company to initiate early repayment of the entire balloon obligation the moment the one hundred percent tenant occupancy milestone is satisfied. If the facility undergoes rapid stabilization and reaches full leasing capacity early in the sixty month term, management will likely exercise this early payoff option to reduce its cost of capital. In such an event, the investment will be terminated ahead of schedule, and Investors will receive

their capital back sooner than expected, depriving them of the long-term, fixed interest income they anticipated and forcing them to deploy their capital into a potentially lower-yield market environment.

The fixed interest rate framework exposes Investors to inflation and purchasing power risks.
The securities offered maintain a fixed rate of return that will not adjust automatically in response to changes in macroeconomic indicators, market interest rates, or inflation. If market-wide inflation accelerates during the term of these debt instruments, the real value and purchasing power of the fixed interest payments received by Investors will decrease. Additionally, if prevailing interest rates rise across the financial sector, the flat return yielded by these securities may underperform alternative investment opportunities available in the market.

The balloon payment structure creates significant refinancing and liquidity risk at maturity.
The Notes require a single, large balloon payment of the remaining principal and accrued interest at maturity rather than periodic amortization over the life of the loan. The Company's ability to make this balloon payment depends heavily on the successful operation, sale, or refinancing of the underlying real estate asset. If credit markets are tight, property values drop, or the facility has not reached stabilization at maturity, the Company may be unable to secure refinancing or sell the property for a sufficient amount, which would result in a default on the Notes.

The Company's right to prepay the Notes early exposes Investors to reinvestment risk.
The Company retains the discretionary authority to prepay the principal and accrued interest on the Notes at any time prior to the scheduled maturity date without penalty. If the project performs exceptionally well or if the Company secures lower-cost financing elsewhere, management may choose to exercise this early prepayment option. In such an event, Investors will receive their capital back sooner than expected and will lose out on the future interest income they anticipated, exposing them to the risk of having to reinvest their funds in a lower-yield market environment.

The Manager's right to execute automatic extensions may delay investor liquidity beyond the initial maturity date.
The terms of the Offering grant the Manager a right to declare an automatic extension of the maturity date under specified conditions. If construction timelines extend, leasing progresses slower than forecasted, or refinancing capital is difficult to secure, the Manager may extend the Note term to preserve capital. This discretion removes control over the investment timeline from the Investor and means your capital may remain in this illiquid asset significantly longer than originally projected.

The fixed interest rate framework exposes Investors to inflation and purchasing power risks.
The securities offered maintain a fixed rate of return that will not adjust automatically in response to changes in macroeconomic indicators, market interest rates, or inflation. If market-wide inflation accelerates during the term of these debt instruments, the real value and purchasing power of the fixed interest payments received by Investors will decrease. Additionally, if prevailing interest rates rise across the financial sector, the flat return yielded by these securities may underperform alternative investment opportunities available in the market.

The Company has existing material indebtedness to its Manager, which could create a conflict of interest and strain operational cash flows.
The Company carries an outstanding loan owed directly to its Manager, which accumulates interest at a fixed rate of 5.3% per annum. Because the creditor is also the Manager of the entity, decisions regarding the timing of repayments, enforcement of loan terms, or potential defaults may not be conducted through arms-length negotiations. If the Manager prioritizes the repayment of this personal loan or its accrued interest during phases of tight liquidity, the capital reserves available to complete the facility development or to service the new Reg CF debt Notes could be severely diminished.

Our ability to service the new debt Notes may be impaired by the financial obligations of our pre-existing related-party debt.

Although the Company has no third-party commercial bank debt, the line of credit debt obligation to the Manager represents a valid legal claim against the entity's assets and income. If the facility experiences leasing delays or stabilization difficulties, the combined pressure of servicing both the 5.3% Manager loan and the new Reg CF balloon Notes could overwhelm the building's operational cash flows. In the event of a revenue shortfall, the existence of this prior internal debt increases the overall financial leverage of the Company and height delayed payment risks for crowdfunding Investors.

There is no public trading market for these debt securities and resale restrictions will limit investor liquidity.

The securities offered via Regulation Crowdfunding are subject to strict transferability limitations under federal law for a minimum period of one year. Furthermore, no public trading market currently exists or is expected to develop for these debt instruments. Investors must be prepared to hold their investment to maturity, as the lack of an active secondary market makes it highly difficult or impossible to liquidate these assets quickly in response to personal financial needs or changing investment goals.

The Notes are completely unsecured obligations of the Company.

This means that the Notes are not backed by any collateral, real estate, equipment, or assets of the Company. In the event of a bankruptcy, liquidation, or winding up of the Company, the holders of any secured debt (such as bank loans, equipment financing, or senior secured mortgages) will have a priority claim on the Company's assets.

Only after all secured creditors are paid in full will any remaining assets be distributed to unsecured creditors, including the Note holders. Because the Notes feature a large balloon payment at maturity, the Company will require substantial cash reserves or refinancing to pay off the principal. If the Company defaults or liquidates before or at the time of the balloon payment, there is a high probability that all available assets will be consumed by secured creditors, leaving little to no recovery for Note holders. You may lose your entire investment.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An Investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

We are completely dependent on cash advances from our sole member to fund operations and maintain our real estate asset. If these advances cease, our business will likely fail.

Since our inception in 2016, our operations, administrative expenses, and the acquisition/maintenance of our core real estate property located at *2734 Martin Luther King Jr. Blvd, Dallas, TX 75215* have been funded almost exclusively via unsecured cash advances from our sole member. As of September 30, 2025, the total amount outstanding under this formalized line of credit arrangement was $554,730 (consisting of $420,507 in outstanding principal and $134,223 in accrued simple interest).

Because the lender is our sole member, the terms of this line of credit were not negotiated at arm's length. Crucially, our sole member is under no binding legal obligation to continue providing capital injections or cash advances to the Company under this agreement or otherwise. If our sole member decides to stop advancing cash before we reach self-sustaining profitability or before we close a sufficient capital raise through this offering, our cash runway would be instantly depleted. This would prevent us from servicing the underlying real estate asset, paying utilities or insurance, or continuing basic business operations, which would result in a total loss of your investment.

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The unique repayment terms of our member loan could severely limit our free cash flow and delay distributions to investors once we reach profitability.
Under the retroactive terms of our member line of credit, annual repayment triggers are tied directly to financial performance metrics. Specifically, repayment is forced to commence as soon as our annual revenue hits the State of Texas' franchise tax threshold and our federal taxable revenue exceeds $100,000.

Once both thresholds are met, the Company is legally required to pay an annual amount equal to the lesser of 10% of the total outstanding principal or $50,000, applied first to accrued interest. Because interest continues to accrue on the principal at 5.3% per annum, the initiation of these mandatory payments will divert cash straight out of our expansion efforts and operational budgets, and will significantly delay or eliminate our capacity to distribute any free cash flow to equity investors in this offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

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Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

Risks Of Borrowing.
If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Promissory Notes of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Compliance With Securities Laws.
The Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Georgia Securities Laws, and other applicable state securities laws. If the sale of Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Notes. If a number of purchasers were to obtain rescission, Bennu Properties, LLC would face significant financial demands which could adversely affect Bennu Properties, LLC as a whole, as well as any non-rescinding purchasers.

Limited Transferability & Liquidity.
To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each Investor must acquire his Notes for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Notes. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Bennu Properties, LLC, limitations on the percentage of Notes sold and the manner in which they are sold. Bennu Properties, LLC can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to Bennu Properties, LLC, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Notes and no market is expected to develop. Consequently, owners of the Notes may have to hold their investment indefinitely and may not be able to liquidate their investments in Bennu Properties, LLC or pledge them as collateral for a loan in the event of an emergency.

Long Term Nature Of Investment.
An investment in the Notes may be long term and illiquid. As discussed above, the offer and sale of the Notes will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the Investors. Prospective Investors will be required to represent in writing that they are purchasing the Notes for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Notes must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that Investors will not be able to liquidate their investment in the event of an emergency.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, one entity beneficially owns 100% of outstanding membership interests of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have securities that are different from yours. For example, this entity may support proposals and actions with which you may disagree.

The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

Name of Holder	Percentage (%) of Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
HASANI BURTON	100%	100%

THE OFFERING

Bennu Properties is offering an amount of fifty thousand US Dollars ($50,000 (the "**Target Offering Amount**")) and up to a maximum amount of five million US Dollars ($5,000,000 (the "**Maximum Offering Amount**")) of Unsecured Balloon Payment Notes at varying investment amounts per Note, and on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by September 30, 2027 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The minimum investment per Investor is $2,500. The Company reserves the right to waive the $2,500 minimum subscription for any Investor.

Acceptance of investments are at the discretion of the Issuer and the Intermediary and acceptance of the Unsecured Balloon Payment Notes are at the sole discretion of the Manager.

Terms of the Unsecured Balloon Payment Promissory Note

Type: Unsecured Balloon Payment Promissory Note Terms

The following is a summary of the basic terms and conditions of the Unsecured Balloon Payment Promissory Notes and is qualified in its entirety by the terms included in the Unsecured Balloon Payment Promissory Note of the Company.

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Any defined terms below are included in the Unsecured Balloon Payment Promissory Note:

Minimum Investment	The Note requires a minimum investment of $2,500**.** The Company reserves the right to waive the $2,500 minimum subscription for any Investor.
Maturity Date	On the last day of the sixtieth (60th) month following the Effective Date set forth on the Unsecured Balloon Payment Promissory Note.
Interest	Interest due under the terms of the Note shall be computed hereunder at the rate of twelve percent (12%) per annum, compounded annually (the "Interest Rate"), based on a three hundred sixty-five (365) day year, and the actual number of days during which any portion of the Principal Balance is outstanding, beginning on the Closing Date.
Liquidation or Dissolution of the Company	Any outstanding Principal and Interest shall immediately become due and payable in the event that Borrower shall be generally seeking dissolution, liquidation, or winding up.
Upon Maturity	The Borrower shall pay to Lender the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon
Pre-Payment	The Borrower, in its sole discretion, may elect to prepay the Principal in whole or in part at any time, without further premium or penalty.
Security Interest	The Note is Unsecured.
Automatic Extension	The Borrower shall issue written notice to Lender not less than sixty (60) and not more than ninety (90) days prior to the Maturity Date and Lender shall have thirty (30) days from the date of such notice to issue written notice to Borrower requesting payment of the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon, at the Maturity Date. In the event Lender does not make such request, the Maturity Date shall automatically and without further action be extended for one (1) year, and may thereafter be extended for additional one (1) year periods.

All questions concerning the construction, validity, enforcement and interpretation of the Unsecured Balloon Payment Promissory Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Texas.

What It Means To Be A Minority Security Holder

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
As a limited liability company, the Company is not required to authorize a set number of units, and it retains the right to issue units and to create and issue new classes of securities. In the event of dissolution, winding up, or liquidation of the Company, payment priority is strictly structured: secured creditors hold top priority, followed by unsecured creditors (such as holders of the Unsecured Balloon Payment Promissory Notes), both of which rank senior in right of payment to all claims and interests of member's equity. Additionally, the Company retains the right to enter into future loan agreements or issue promissory notes—whether secured or unsecured—that may have priority rights over the Unsecured Balloon Payment Promissory Notes issued to Investors in this Offering.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
The members holding Units are Managers of the Company. Because the Investors in this Offering do not control the day-to-day operations of the Company, the sole member may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?
Investors shall not have the right to vote on any matter, nor shall they have any right to participate in the management of the Company. The sole member manages and controls all operations and aspects of the Company and shall be entitled to decide and invoke all matters of the Company.

Valuation

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms
The Securities are debt obligations of the Company and bear a fixed, stated return of 12% per annum. The Company holds the right to prepay (repurchase) the Notes at any time prior to maturity without penalty. In the event of liquidation or dissolution, the Notes carry a priority preference of payment senior to all classes of Member's equity, but remain junior to any senior secured debt obligations of the Company. The final principal amount and all accrued, unpaid interest are due as a single lump-sum balloon payment at maturity.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Since the Company's inception in 2016, Hasani Burton, the sole member, has been providing cash advances to the Company to fund its expenses and acquisition of the real estate property. During that time, these advances were unsecured and non-interest-bearing. On March 25, 2019, the Company entered into a line of credit agreement with the sole member with no maximum credit limit to formalize the arrangement. The loan is unsecured and bears simple interest at 5.3% per annum on the outstanding principal balance. Interest is calculated for each fiscal year and added to the balance owed to the member at fiscal year-end; interest is not charged on accrued interest.

Affiliates
The following entities are affiliated with the Company, and are, are owned by and managed by the Manager of the Company or a Director, Officer of the Manager of the Company ("Affiliates"):

1. Kemet Inspired Media LLC d.b.a. KemetMedia, legally formed as a Texas limited liability company, in an independent multimedia and tech-focused company based in South Dallas, Texas, founded in 2016 by Manager, Hasani Burton.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests.

The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders or its noteholders (if any, with respect to the noteholders). By acquiring an Unsecured Balloon Payment Promissory Note, the Investor knowingly and irrevocably waives, releases, and discharges any and all claims, liabilities, or causes of action arising from or relating to any such conflict of interest, provided that no provision hereof shall operate as a waiver of any rights or claims arising under state or federal securities laws.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Unsecured Balloon Payment Promissory Notes to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company currently carries the following indebtedness:

Creditor	Loan Amount	Amount Outstanding	Interest Rate	Maturity Date
Hasani Burton	$420,507	$554,730	5.3% yearly interest	No fixed maturity date; payable upon specific liquidity/acceleration triggers

Repayment of outstanding advances and accrued interest shall commence only when the Company's revenue for the applicable period exceeds the State of Texas' franchise tax threshold and the Company's federal taxable revenue for the applicable period is greater than $100,000.

Does the Company have operating history: ☒ Yes ☐ No

2734 MLK x MX was acquired on June 20th, 2019. The Company is pre-revenue and has conducted no business. The Company added two murals as part of ongoing Dallas Arts & Culture promotion and have had to do a number of maintenance and repairs to comply with Dallas Code Enforcement, property security and increase general curb appeal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Bennu Properties' first 12 months plan of operations is focused on redevelopment of the 106-year-old commercial 2734 MLK X MX property, located at 2734 Martin Luther King Jr. Blvd at Malcolm X. The new building will become a mailing and operations hub for remote businesses and create opportunities for those who lease in the building to advertise their brands globally, starting as soon as the Minimum Investment Amount is reached. The Company will employ the funds it receives from the Investors in the manner described in the "Use of Proceeds" section below. Please refer to the "Use of Proceeds" and "Description of the Business" sections for a detailed discussion of how the Company intends to execute the Plan of Operations.

The Company's current Phase 1 focus is strictly centered on the construction of the physical facility at 2734 MLK x MX and establishing foundational building operations. Proceeds from this Regulation Crowdfunding offering are intended to fund these Phase 1 milestones.

The Company's broader business plan includes a Phase 2 expansion, which entails launching specialized data and AV equipment rental operations. The capital required to purchase this advanced technology equipment and scale Phase 2 operations exceeds the target proceeds of the current offering. The Company anticipates funding Phase 2 through a subsequent capital-raising round, potentially utilizing Regulation A or private placement exemptions under Regulation D. There is no guarantee that subsequent funding will be available on favorable terms, or at all. If the Company cannot raise Phase 2 capital, the rollout of the AV rental and technology lab functionalities will be delayed or scaled back.

Future Outlook / Milestones

The proceeds from this Offering are intended to completely fund the architectural design, renovation, and operational rollout of our property. We anticipate executing this development over a strict 26-week horizon upon the successful closing of this round:

- **Weeks 0–4: Design & Procurement.** Finalize spatial design layouts and construction documents for the small business workspace, PO box infrastructure, and GPU data housing; obtain necessary demolition permits; and order long-lead specialized components (including LED screens and studio equipment).
- **Weeks 5–8: Site Preparation.** Complete hazardous materials abatement, structural demolition, interior site preparation, and initial utility disconnects.
- **Weeks 9–20: Core Infrastructure.** Execute foundation and building shell work, complete mechanical, electrical, and plumbing (MEP) rough-ins (optimized for high-density power requirements), and clear necessary structural inspections.
- **Weeks 16–24: Technology Integration.** Initiate specialized AV/studio installation, mount LED and speaker infrastructure, and begin surveillance and network commissioning.
- **Weeks 24–26: Commissioning & Launch.** Complete final municipal inspections, resolve the punch list, finish full system commissioning, and turn over the facility for active small business memberships, PO box services, and initial GPU compute allocation.

Liquidity and Capital Resources

- Since inception, the Company's primary source of liquidity has been cash advances provided by its sole member to fund operational expenses and the acquisition of its real estate property. On March 25, 2019, this arrangement was formalized into an unsecured line of credit with no maximum credit limit, bearing 5.3% simple interest per annum, applied retroactively to all historical advances. As of September 30, 2025, the outstanding loan principal balance was $420,507 and accrued interest was $134,223, resulting in a total outstanding indebtedness of $554,730.

Under the terms of the Promissory Note, the Manager has the right to prepay the balloon payment. It is the Company's current plan and intention to exercise this prepayment right upon the facility achieving 100% occupancy. However, achieving full occupancy is subject to market conditions, and there can be no assurance that the Company will generate sufficient cash flow or refinancing proceeds to execute this prepayment plan as anticipated.

While the Promissory Note permits the Manager to request an extension of the maturity date, interest and principal remain payable in accordance with the Note's schedule until an extension is granted. The Company plans to request such extensions as necessary to manage cash flow until the facility reaches 100% occupancy. Investors are cautioned that the granting of an extension is a request and may be subject to lender approval or specific conditions; if an extension is denied before full occupancy is achieved, the Company's liquidity could be materially adversely affected.

Upon successful completion of this Offering at the five million US dollar ($5,000,000) raise amount, we anticipate our cash on hand will be sufficient to meet our construction, technical integration, and working capital requirements for approximately twelve (12) months**,** which fully covers our estimated 26-week development schedule and subsequent operational launch. To date, our sole member has demonstrated a strong, ongoing commitment to our mission by advancing $420,507 in principal to launch the Company and secure our core real estate asset. While the member has historically provided this vital financial support and intends to see the project through, the formal terms of the line of credit do not legally obligate them to inject future personal capital. A successful completion of this Offering allows the Company to become financially self-sustaining, utilizing public capital to execute our 12-month development roadmap while protecting the member's historical positioning.

Operating Expense Analysis (Years Ended September 30, 2025 and 2024):
Our total operating expenses increased by $15,453 (or 518.7%) to $18,432 for the fiscal year ended September 30, 2025, compared to $2,979 for the fiscal year ended September 30, 2024.

- **Repairs & Maintenance:** The primary driver of this increase was a $16,158 surge in property repairs and maintenance costs associated with structural upkeep and preparing our real estate asset located at 2734 Martin Luther King Jr. Blvd for its subsequent development phase.

- **Property Taxes:** Holding costs for the real estate asset remained stable, showing a minor increase of $220 due to local municipal tax assessments.

- **Marketing and Administrative Profiles:** Operational overhead remained minimal. Advertising costs decreased to zero in FY2025 as the Company focused capital resources on asset stabilization rather than consumer marketing.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$1,500	3%	$150,000
Building Design	97%	$48,500	1%	$50,000
Current Building Demolition	--%	$0.00	1.6%	$80,000
Site Preparation	--%	$0.00	2.4%	$120,000
Materials	--%	$0.00	48%	$2,400,000
Labor	--%	$0.00	14.4%	$720,000
Building Project Management	--%	$0.00	1.992%	$99,600
Real Estate Attorney	--%	$0.00	1%	$50,000
Construction Insurance	--%	$0.00	0.6%	$30,000
Property Insurance	--%	$0.00	0.332%	$16,600
Construction Fees	--%	$0.00	0.68%	$34,000
Audio Studio Tech	--%	$0.00	2%	$100,000
Exterior Jumbo LED Screens	--%	$0.00	3%	$150,000
Exterior Speaker System	--%	$0.00	1%	$50,000
Facility Surveillance System	--%	$0.00	1.6%	$80,000
Available Cash	--%	$0.00	17.396%	$869,800
Total	100%	$50,000	100%	$5,000,000

***Andes Capital Group, LLC** shall take three percent (3.0%) commission of the funds raised in the Offering. As compensation for Investor Outreach Services, where Andes will introduce the offering to its network of investors, Company will pay Andes six percent (6.0% (this includes the three percent (3.0%) for Intermediary Services compensation)) of the successful amount raised from investors through Andes' direct introductions and introductory efforts.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBITS LIST

EXHIBIT A	AUDITED FINANCIAL STATEMENTS
EXHIBIT B	UNSECURED BALLOON PAYMENT PROMISSORY NOTE
EXHIBIT C	SUBSCRIPTION AGREEMENT
EXHIBIT D	CERTIFICATE OF FORMATION

EXHIBIT A: AUDITED FINANCIAL STATEMENTS

Bennu Properties, LLC

Texas Limited Liability Company

Financial Statements and Independent Auditor's Report
September 30, 2025 and 2024

BENNU PROPERTIES, LLC

TABLE OF CONTENTS

To the Member of
Bennu Properties, LLC
Dallas, Texas

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Bennu Properties, LLC (the "Company"), which comprise the balance sheets as of September 30, 2025 and 2024, and the related statements of operations, changes in member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company incurred net losses of $42,969 and $23,335 for the years ended September 30, 2025 and 2024, respectively. The Company has limited liquid assets to satisfy its obligations as they come due, with cash of $1,119 and $2,371 against current liabilities of $22,512 and $3,043 as of September 30, 2025 and 2024, all respectively, had an accumulated deficit of $255,119 as of September 30, 2025, and is dependent upon its member for continued funding. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
September 26, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BENNU PROPERTIES, LLC
BALANCE SHEETS
As of September 30, 2025 and 2024

	2025	2024
ASSETS		
Current Assets:		
Cash	$ 1,119	$ 2,371
Total Current Assets	1,119	2,371
Non-Current Assets:		
Real Estate Assets, net		
Building, not yet in service	276,141	276,141
Land	40,863	40,863
Accumulated depreciation	-	-
Total Real Estate Assets, net	317,004	317,004
Artwork	4,000	-
Total Non-Current Assets	321,004	317,004
TOTAL ASSETS	$ 322,123	$ 319,375
LIABILITIES AND MEMBER'S DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 22,512	$ 3,043
Total Current Liabilities	22,512	3,043
Non-Current Liabilities:		
Loans payable, related party	420,507	416,366
Interest payable, related party	134,223	112,116
Total Non-Current Liabilities	554,730	528,482
Total Liabilities	577,242	531,525
Member's Deficit:		
Accumulated deficit	(255,119)	(212,150)
Total Member's Deficit	(255,119)	(212,150)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$ 322,123	$ 319,375

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

BENNU PROPERTIES, LLC
STATEMENTS OF OPERATIONS
For the years ended September 30, 2025 and 2024

	2025	2024
Revenues	$ -	$ -
Operating Expenses:		
Repair & maintenance	16,647	489
General & administrative	375	375
Advertising & marketing	-	950
Professional fees	25	-
Property taxes	1,385	1,165
Total Operating Expenses	18,432	2,979
Loss from operations	(18,432)	(2,979)
Other income/(expenses):		
Other income	106	43
Interest expense, related party	(22,107)	(20,286)
Interest expense	(2,536)	(113)
Total other income/(expenses)	(24,537)	(20,356)
Net Loss	$ (42,969)	$ (23,335)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

BENNU PROPERTIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S DEFICIT
For the years ended September 30, 2025 and 2024

	Member's Capital	Accumulated Deficit	Total Member's Deficit
Balance at September 30, 2023	$ -	$ (188,815)	$ (188,815)
Net loss	-	(23,335)	(23,335)
Balance at September 30, 2024	-	(212,150)	(212,150)
Net loss	-	(42,969)	(42,969)
Balance at September 30, 2025	$ -	$ (255,119)	$ (255,119)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

BENNU PROPERTIES, LLC
STATEMENTS OF CASH FLOWS
For the years ended September 30, 2025 and 2024

	2025	2024
Cash flows from operating activities		
Net loss	$ (42,969)	$ (23,335)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(decrease) in accounts payable and accrued expenses	19,469	2,267
Increase/(decrease) in interest payable	22,107	20,285
Net cash used in operating activities	(1,393)	(783)
Cash flows from investing activities		
Purchase of property and equipment	(4,000)	-
Net cash used in investing activities	(4,000)	-
Cash flows from financing activities		
Proceeds from loans from related party	4,141	3,000
Net cash provided by financing activities	4,141	3,000
Net change in cash	(1,252)	2,217
Cash at beginning of the year	2,371	154
Cash at end of the year	$ 1,119	$ 2,371
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Bennu Properties, LLC (the "Company") is a limited liability company organized on November 11, 2016, under the laws of Texas. The Company is organized to develop and operate the KemetMedia Building and engage in related commercial real estate activities. The Company's principal asset is a commercial property located at 2734 Martin Luther King Jr. Blvd., Dallas, Texas, acquired in June 2019, which management intends to redevelop into a mailing and operations hub for remote businesses (see Note 4).

As of September 30, 2025, the Company has not commenced full-scale planned principal operations nor generated significant revenue. The Company's activities since its inception have primarily consisted of formation activities, acquisition of real estate property, and preparations to raise capital. Once the Company commences its planned full-scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to obtain the permits and approvals necessary to redevelop the property, failing to raise the capital required to complete the redevelopment, or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted a fiscal year ending September 30th as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts, including useful lives of real estate assets and valuations for impairment analysis. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 30, 2025 and 2024, the Company had $1,119 and $2,371 of cash, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quote market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Real Estate Assets

Real estate assets exist in the form of building and related improvements, land, equipment and appliances for the property recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation from the accounts and the resultant gain or loss are reflected in the Statement of Operations.

The Company has adopted a policy to capitalize all assets with a cost greater than $15,000 and a useful life of over 1 year. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the account, and any resulting gain or loss is recognized in income for the period. Artwork acquired for long-term display is capitalized without regard to this threshold (see Note 4).

Depreciation is recorded using the straight-line method, based on useful lives of the assets, which are 40 years for the building and 5-20 years for building improvements depending on the nature (5-15 years for tenant improvements and 20 years for major structural improvements). Depreciation commences when an asset is placed in service. The Company's building has not been placed in service since its acquisition (see Note 4); accordingly, no depreciation has been recorded.

The Company accounts for project costs in accordance with FASB ASC 970-360-25, whereby project costs clearly associated with the acquisition, development, and construction of a real estate project are capitalized as a cost of that project. Capitalized costs include pre-construction costs necessary to the

development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs, and other costs incurred during the period of development. The Company begins the capitalization of costs during the pre-construction period, which it defines as activities that are necessary to the development of the property. No development activities were in progress during the years ended September 30, 2025 and 2024; accordingly, property taxes, repairs and maintenance, and other costs of carrying the property were expensed as incurred.

The Company accounts for preacquisition costs in accordance with FASB ASC 970-340-25. Costs related to a property that are incurred for the express purpose of, but prior to, obtaining a property are capitalized as incurred if they are assessed to meet the criteria of: A) Costs are directly identifiable with the specific property; B) The costs would be capitalized if the property were already acquired; C) Acquisition of the property or of an option to acquire the property is probable. Such expenses include surveying, zoning, payments related to purchasing the property, and other expenses directly related to the acquisition.

The determination of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involves a degree of judgment.

Artwork

Artwork and other collection items are carried at cost and are not depreciated, subject to impairment analysis. Artwork is held for display and collection purposes and is expected to have an indefinite useful life because its economic benefits are not diminished through use or the passage of time.

Impairment of Long-Lived Assets

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a real estate asset might not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets. The factors considered by the management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there were no impairments for the years ended September 30, 2025 and 2024.

Revenue Recognition

The Company's property is intended to be leased to tenants. Rental income from operating leases will be recognized on a straight-line basis over the lease term in accordance with FASB Accounting Standards Codification (ASC) 842, Leases. Revenue from services provided to tenants or others that are not lease components will be recognized in accordance with ASC 606, Revenue from Contracts with Customers, when the related performance obligations are satisfied.

The Company did not generate rental income for the years ended September 30, 2025 and 2024.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is a single-member limited liability company that is disregarded as an entity separate from its member for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the member on the member's individual income tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation, though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. The Company is subject to the Texas franchise tax; no tax was due for the years ended September 30, 2025 and 2024 because the Company's revenue was below the no-tax-due threshold.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $42,969 and $23,335 for the years ended September 30, 2025 and 2024, respectively. The Company has limited liquid assets to satisfy its obligations as they come due, with cash of $1,119 and $2,371 against current liabilities of $22,512 and $3,043 as of September 30, 2025 and 2024, all respectively, and had an accumulated deficit of $255,119 as of

September 30, 2025. To date, the Company has been funded by loans from the sole member of the Company. There are no guarantees that the sole member's funding will continue for the period of development needed to bring the Company to full operational fruition and to complete the redevelopment of its property and generate revenue. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing and/or generate revenues sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management's plans include raising capital through an offering of securities under Regulation Crowdfunding to fund the redevelopment of the property, and the sole member has continued to advance funds to the Company under the line of credit agreement described in Note 5 (see Note 8). No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NON-CURRENT ASSETS

Real estate assets, net, as of September 30, 2025 and 2024 consist of the following:

	2025	2024
Building, not yet in service	$ 276,141	$ 276,141
Land	40,863	40,863
Real estate assets	317,004	317,004
Less: Accumulated depreciation	-	-
Real estate assets, net	$ 317,004	$ 317,004
Depreciation expense	$ -	$ -

Real estate assets consist of land and a 106-year-old commercial building located at 2734 Martin Luther King Jr. Blvd., Dallas, Texas, acquired in June 2019 for a total capitalized cost of $317,004, which was allocated between land and building based on the relative values assessed by the Dallas Central Appraisal District at the acquisition date. The building has been vacant and has not been placed in service since acquisition, and management intends to demolish the existing structure and construct a new building as part of its planned redevelopment; accordingly, no depreciation has been recorded. No development activities were in progress during the years ended September 30, 2025 and 2024. Management evaluated the property for impairment and concluded that the fair value of the property exceeded its carrying amount as of September 30, 2025 and 2024.

The artwork asset was acquired in January 2025 for $4,000, which is held for display and is not depreciated, but evaluated for impairment. It is carried at cost of $4,000 as of September 30, 2025. The artwork is currently held in the home office of the sole member.

NOTE 5: RELATED PARTY TRANSACTIONS

Line of Credit Agreement

Since the Company's inception in 2016, the sole member has been providing cash advances to the Company to fund its expenses and acquisition of the real estate property. During that time, these advances were unsecured and non-interest-bearing. On March 25, 2019, the Company entered into a line of credit agreement with the sole member with no maximum credit limit to formalize the arrangement. The loan is unsecured and bears simple interest at 5.3% per annum on the outstanding principal balance. Interest is calculated for each fiscal year and added to the balance owed to the member at fiscal year-end; interest is not charged on accrued interest. The agreement was to be applied retroactively to all advances made since the Company's inception. Because the lender is the Company's sole member, the terms of the arrangement were not negotiated at arm's length.

Repayment of outstanding advances and accrued interest shall commence only when the Company's revenue for the applicable period exceeds the State of Texas' franchise tax threshold and the Company's federal taxable revenue for the applicable period is greater than $100,000. If repayment is triggered, the Company shall pay annually in the 1st month of the fiscal year an amount equal to 10% of the total outstanding loan principal or $50,000, whichever is lesser, applied first to accrued interest, then to the principal.

All outstanding advances and accrued interest shall become immediately due and payable upon the earliest of (a) the Company becoming a publicly traded company; (b) the Company being acquired by a publicly traded company; or (c) the sale of the property located at 2734 Martin Luther King Jr. Blvd, Dallas, TX, 75215 owned by the Company, whether by sale of the property itself or sale of the Company where the property is transferred as part of the transaction.

As of September 30, 2025 and 2024, the criteria for commencing repayment of outstanding advances and accrued interest have not been met.

As of September 30, 2025 and 2024, the loan principal balance is $420,507 and $416,366, respectively. As of September 30, 2025 and 2024, accrued interest on this loan was $134,223 and $112,116, respectively.

For the years ended September 30, 2025 and 2024, interest expense on the loan amounted to $22,107 and $20,286, respectively.

NOTE 6: MEMBER'S DEFICIT

The Company is a single-member limited liability company. The Company had no member's capital as of September 30, 2025 and 2024; all funding provided by the sole member has been in the form of advances under the line of credit agreement described in Note 5.

As discussed in Note 8, the Company's operating agreement was made effective on December 9, 2025.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management Evaluation

Management has evaluated subsequent events through September 26, 2026, the date the financial statements were available to be issued. Based on this evaluation, other than the matters described below, no material events were identified that require adjustment or disclosure in these financial statements.

Operating Agreement of the Company

On December 9, 2025, the Company's operating agreement was made effective with the following terms:

- Voting Rights: There is no quorum or voting process for major actions while fewer than three chief officers exist. Voting rights will be revisited if three full-time chief officers are appointed; the Company goes public on a stock exchange; or ownership by the sole member falls below 51%.
- Revenue Allocation: Gross revenue per fiscal year is expected to be allocated as follows:
  - Up to 10%: to the Chief Executive Officer of the Company (the sole member)
  - 5.3%: for debt service fees for cash loans under the line of credit agreement
  - 10%: to Kemet Inspired Media LLC d/b/a KemetMedia, an entity under common control of the sole member, for brand licensing
  - 74.7%: for the Company's operations, taxes, payroll, acquisitions, marketing, etc.

Advances from the Sole Member

Subsequent to September 30, 2025 and through July 30, 2026 accounting, the sole member advanced an additional $45,020 to the Company under the line of credit agreement described in Note 5, principally to fund preparation for the Company's planned offering of securities under Regulation Crowdfunding.

EXHIBIT B: UNSECURED BALLOON PAYMENT PROMISSORY NOTE

PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND THIS NOTE MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE BORROWER HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

FOR VALUE RECEIVED, this Unsecured Balloon Payment Promissory Note (this "**Note**") is made by Bennu Properties, LLC, a Texas limited liability company ("**Borrower**"), to and in favor of the undersigned (together with its successors and/or assigns, the "**Lender**"). (together with its successors and/or assigns, the "**Lender**"). This Note is being made in conjunction with that certain Regulation CF Note Purchase Subscription Agreement between the Borrower and the Lender and is dated as of the date of the signed agreement (the "**Subscription Agreement**"). Capitalized terms used but not otherwise defined in this Note have the meanings given such terms in the Subscription Agreement. This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Subscription Agreement, to which reference is made for a description of this Note.

NOW, THEREFORE, FOR VALUE RECEIVED, Borrower unconditionally promises to pay to the order of Lender, without any counterclaim, setoff or deduction whatsoever, the loan amount set forth on the signature page of the Subscription Agreement (hereinafter referred to as the "**Principal Balance**"), together with the interest accruing at the Interest Rate (defined below) beginning on the date of Closing set forth in the terms of the Subscription Agreement, in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private**.**

ARTICLE I
TERMS AND CONDITIONS

1.1 **Calculation of Interest**. Interest due under the terms of this Note shall be computed hereunder at the rate of twelve percent (12%) per annum, compounded annually (the "**Interest Rate**"), based on a three hundred sixty-five (365) day year, and the actual number of days during which any portion of the Principal Balance is outstanding, beginning on the Closing Date. In computing the number of days during which interest accrues, the day on which funds are repaid shall be included unless repayment is credited prior to close of business.

1.2 **Payments**. No periodic payments shall be due under this Note. On the last day of the sixtieth (60th) month following the date of Closing set forth above (the "**Maturity Date**"), subject to Section 1.5 below, Borrower shall pay to Lender the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon.

BORROWER HEREBY ACKNOWLEDGES AND AGREES THAT THE PRINCIPAL BALANCE OF THIS PROMISSORY NOTE SHALL BE DUE AND PAYABLE ON THE MATURITY DATE.

1.3 **Application of Payments**. All payments hereunder shall be payable in immediately available funds in lawful money of the United States. At the Lender's discretion, all payments shall be applied first to the payment of any outstanding costs, and thereafter to accrued interest then due, and thereafter to the reduction of the unpaid Principal Balance.

1.4 **Place of Payment**. Borrower shall make payment in full of the Principal Balance, together with accrued and unpaid interest thereon pursuant to Section 1.2, by tendering payment to Lender at the address set forth on the signature page of the Subscription Agreement, or at such other place as from time to time may be designated in writing by Lender.

1.5 **Automatic Extension**. Borrower shall issue written notice to Lender not less than sixty (60) and not more than ninety (90) days prior to the Maturity Date and Lender shall have thirty (30) days from the date of such notice to issue written notice to Borrower requesting payment of the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon, at the Maturity Date. In the event Lender does not make such request, the Maturity Date shall automatically and without further action be extended for one (1) year, and may thereafter be extended for additional one (1) year periods in accordance with this Section 1.5.

ARTICLE II
PREPAYMENT AND FEES

2.1 **Default**. Occurrence of any of the following shall constitute an event of default: (a) the nonpayment of any principal or interest by Borrower on the Note when the same becomes due and payable; or (b) Borrower's failure to comply with any material term, obligation, covenant, or condition contained in the Note. Upon an event of default, Lender may choose to notify Borrower of the default. Borrower shall have thirty (30) days from the date of the notice to remedy the default condition.

2.2 **Prepayment**. Borrower may prepay all or a portion of the outstanding Principal Balance of this Note, without penalty of any kind.

2.3 **Redemption of Note**. Prior to the Maturity Date, in the event the Lender desires redemption of this Note, the Lender shall submit a written request ("**Redemption Request**") to the Borrower. The Borrower shall have sole and absolute discretion to determine whether or not the Borrower shall accept such Redemption Request. If the Borrower accepts a Redemption Request, to the extent there is sufficient and available cash flow, as determined by the Borrower in its sole discretion, the Borrower shall redeem the Note from the Lender for the Redemption Price. For purposes of this Note, the "Redemption Price" shall be equal to the original Principal

Balance set forth above, and in such circumstance, the Lender specifically agrees to waive any right to the payment of any accrued interest or other costs or charges accrued hereunder. If accepted by the Borrower, closing on the redemption of this Note shall occur electronically no later than the last business day of the subsequent fiscal quarter after the Borrower receives a Redemption Request, and the Borrower shall tender cash or other readily available funds to the Lender in payment of the Redemption Price for this Note.

ARTICLE III
SECURITY / ACCELERATION

3.1 **Security**. The Note is unsecured.

3.2 **Acceleration of Maturity**. In addition to any other remedy that Lender may have, at the option of Lender, in the event that Borrower shall be generally not paying its debts as they become due, or shall admit in writing its inability to pay such debts generally as they become due, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Borrower, seeking to adjudicate Borrower bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of Borrower or the debts of Borrower under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for Borrower or for any substantial part of the property of Borrower, and, in the case of any such proceeding instituted against Borrower, the petition commencing such proceeding is not dismissed within 120 calendar days of the date of the filing thereof; or Borrower shall take any action to authorize or effect any of the actions set forth above, the whole of the Principal Balance, together with all interest and other charges due under this Note, shall immediately become due and payable ("Acceleration of Maturity").

3.3 **Collection and Enforcement Costs**. Borrower, upon demand, shall pay Lender for all costs and expenses, including without limitation, reasonable attorneys' fees, paid or incurred by Lender in connection with the collection of any sum due hereunder, or in connection with enforcement of any of Lender's rights or Borrower's obligations under this Note.

ARTICLE IV
MISCELLANEOUS PROVISIONS

4.1 **Entire Agreement**. The Note, the Subscription Agreement, and the Offering Documents (as defined in the Subscription Agreement) constitute the parties' entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises, and understandings, whether oral or written, with respect to the subject matter herewith. This Note may not be amended, altered, or modified except by a writing signed by the Lender, or its assigns, and Borrower, and then only to the extent therein specifically set forth.

4.2 **Advice of Counsel**. The Lender acknowledges that they have been advised to seek independent legal counsel in entering into this Note and the transactions described herein. In the

event the Lender chooses not to seek independent legal counsel, they do so freely and knowingly and waive any such rights to counsel.

4.3 **Joint Participation**. The Lender has materially participated in the preparation of the Note, which is a product of the joint effort and cooperation of the parties. In the event of any ambiguity or question relating to any provision of this Note, said ambiguity shall not be construed against any party.

4.4 **Transfer of this Note**. With respect to any offer, sale or other disposition of this Note, Lender will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Lender's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Lender that Lender may sell or otherwise dispose of this Note, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 4.4 that the opinion of counsel for Lender, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Lender promptly after such determination has been made. Each Note thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered Lender hereof as the owner and Lender of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

4.5 **Benefit of Agreement**. The parties agree that the rights and obligations arising out of this Note shall inure to the benefit of and be binding upon the heirs, personal representatives, successors and assignees of the Borrower and Lender.

4.6 **Waiver of Right to Jury Trial**. EACH PARTY HEREBY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, CLAIM, LAWSUIT OR PROCEEDING BASED UPON, ARISING OUT OF, OR IN ANY WAY RELATING TO: (i) THIS NOTE OR ANY SUPPLEMENT OR AMENDMENT THERETO; OR (ii) ANY OTHER PRESENT OR FUTURE INSTRUMENT OR AGREEMENT BETWEEN ANY OF THE PARTIES HERETO; (iii) ANY BREACH, CONDUCT, ACTS OR OMISSIONS OF ANY OF THE PARTIES HERETO OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, ATTORNEYS OR ANY OTHER PERSON AFFILIATED WITH OR REPRESENTING ANY OF THE PARTIES HERETO; IN EACH OF THE FOREGOING CASES, WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE.

4.7 **Applicable Law**. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. Borrower and Lender consent to the personal jurisdiction of the appropriate state or federal court located in Dallas County, Texas. The parties hereto acknowledge that such courts have the jurisdiction to interpret and enforce the provisions of this Note, and the parties waive any and all objections that they may have.

4.8 **Headings**. The headings of each paragraph are for convenience only and shall be disregarded in construing this Note.

4.9 **Assignment by the Company**. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of Lender.

4.10 **No Member Rights**. This Note shall not entitle the Lender to any voting rights or any other rights as a member of the Company or to any other rights except the rights stated herein.

4.11 **Usury**. In the event any interest is paid on this Note that is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

4.12 **Severability**. If any term or provision of this Note is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or the Security Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[*Signature Page Follows*]

IN WITNESS WHEREOF, Borrower has duly executed this Promissory Note as of the day and year first above written.

BORROWER:

Bennu Properties, LLC

____

By, Hasani Burton, Chief Executive Officer, Owner, Managing Member

LENDER:

[NAME]

____

By, [NAME], [TITLE]
[DELETE THE ABOVE IF THE INVESTOR IS AN INDIVIDUAL]

EXHIBIT C: SUBSCRIPTION DOCUMENT

Bennu Properties, LLC
a Texas limited liability company

REGULATION CF NOTE PURCHASE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC. (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 8(m). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The undersigned (the "**Investor**" and "**Lender**", and together with all other Note holders, the "**Lenders**") represents and understands that Bennu Properties, LLC, a Texas limited liability company (the "**Issuer**", the "**Company**" and the "**Borrower**") is offering (the "**Offering**") promissory notes pursuant to the form of Note provided herewith in a Regulation CF offering subject to Issuer's Form C SEC filing (the "**Form C**", and collectively with the Note and Subscription Agreement, the "**Offering Materials**"), in which the Issuer proposes to raise a minimum aggregate amount of fifty thousand US dollars ($50,000 (the "**Target Offering Amount**")) and not more than a maximum aggregate amount of five million US dollars ($5,000,000 (the "**Maximum Offering Amount**")).

This Note Purchase Subscription Agreement (this "**Subscription Agreement**") relates to Investor's agreement to purchase a Note in the amount of Principal Balance, on or about the date of this Subscription Agreement, to be issued by the Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Materials, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Materials.

Investor understands that if Investor wishes to purchase a Note, Investor must complete this Subscription Agreement and submit to the investinbennu.com (the **"Platform"**), the Company's portal page for this Offering.

In order to induce the Company to accept this Subscription Agreement for a Note and as further consideration for such acceptance, Investor hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the Offering Materials, the Issuer agrees to issue, sell, and deliver to each Investor, and each Investor agrees to purchase from the Issuer, a Note in the amount of the applicable Principal Balance on the Closing and in the form attached hereto as Exhibit A (the "**Note**" and collectively, the "**Notes**").

2. **Acceptance of Subscription and Issuance of Note**. It is understood and agreed that the Issuer shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when Investor has received a confirmation of closed investment notice from the Platform. Subscriptions need not be accepted in the order received, and the Notes may be allocated among Investors.

3. **The Closing**. The closing of the purchase and sale of the Note shall take place as soon as reasonably possible after the Offering Deadline or at such earlier time as set by Issuer (the "**Closing**"), subject to the following conditions:

    a. The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount by the Offering Deadline.

    b. The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

c. The Offering may not close for any individual Investor until such Investor's identity is verified with the Encore Bank (the "**Escrow Facilitator**"), and their funds have cleared the escrow account (the "**Escrow Account**").

d. If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Subscription Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitments up to the Closing and Offering Deadline.

e. The Offering may close in batches after the Offering Deadline as requirements are met for any such batch of Investors.

4. **Payment for Note**. The Investor shall pay to the Issuer the Principal Balance at the time of entering into this Subscription Agreement. Investor may pay the Principal Balance by ACH, credit card, or wire transfer subject to limitations set forth in this agreement or through the Platform's technology. Payment shall be submitted to the Escrow Facilitator and held by the Escrow Facilitator until such time that it is either refunded to the Investor or distributed to the Issuer. If payment is never received by the Escrow Facilitator, Investor's subscription will be canceled.

5. **Escrow arrangements**. Payment for the Note shall be received the Escrow Facilitator from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the amount of the Note owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer USA, (the "**Transfer Agent**"), which books and records shall bear a notation that the Note was sold in reliance upon Regulation CF.

6. **Termination**. The Issuer and Investor may terminate this Subscription Agreement as follows:

a. The Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing, or if the Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, the Investor may not terminate this Subscription Agreement.

b. The Issuer may terminate this Subscription Agreement at any time and for any reason up until the time that Investor's subscription is accepted.

7. **Representations and Warranties of the Issuer**. As of the Closing, the Issuer represents and warrants that:

a. The Issuer is duly formed and validly existing under the laws of the state of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

b. This Subscription Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The Note, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Offering Materials, will be validly issued, fully paid and non-assessable.

d. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Note) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors 'rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. Assuming the accuracy of the Investor's representations and warranties set forth in Section 8 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "**Financial Statements**") have been made available to the Investor and appear in the Form

C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

g. The Company shall use the proceeds from the issuance and sale of the Note as set forth in the Offering Materials.

h. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

8. **Representations and Warranties of the Investor**. The Investor hereby represents and warrants to and covenants with the Issuer that:

a. Such Investor has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Investor's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Investor, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investor understands that the Note has not been registered under the Securities Act. Investor also understands that the Note is being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Investor's representations contained in this Subscription Agreement. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Note or made any finding or determination concerning the fairness or advisability of this investment.

c. The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells the Note and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

d. The Investor has received a copy of the Offering Materials. The Investor has not been furnished any offering literature other than the Offering Materials and has relied only on the information contained therein.

e. The Investor understands and accepts that the purchase of the Note involves various risks, including the risks outlined in the Offering Materials. The Investor represents that it is able to bear any loss associated with an investment in the Note.

f. The Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Note. It is understood that information and explanations related to the terms and conditions of the Note provided in the Offering Materials or otherwise by the Issuer or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Note, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Note.

g. The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Materials. The Investor has had access to such information concerning the Issuer and the Note as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Note.

h. The Investor understands that each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

i. The Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall cause the Escrow Facilitator to return the previously paid Total Purchase Price of the Note, without interest thereon, to the Investor.

j. The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Note, it being understood that information and explanations related to the terms and conditions of the Note and the other transaction documents that are described in the Offering Materials shall not be considered investment advice or a recommendation to purchase the Note.

k. The Investor confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Note or (B) made any representation to the Investor regarding the legality of an investment in the Note under applicable legal investment or similar laws or regulations. In deciding to purchase the Note, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its

own independent decision that the investment in the Note is suitable and appropriate for the Investor.

l. The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Note. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Note and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Note as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Note.

m. Investor represents that:

   i. Investor meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

   ii. Investor's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

   iii. Both of Investor's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

   Investor represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

n. The Investor is acquiring the Note solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Note. The Investor understands that the Note has not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

o. The Investor understands that the Note may not be transferred by the Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

p. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

q. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Note or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Note. Investor's subscription and payment for and continued beneficial ownership of the Note will not violate any applicable securities or other laws of the Investor's jurisdiction.

9. **Conditions to Obligations of the Investor and the Issuer**. The obligations of the Investor to purchase and pay for the Note specified on the signature page and of the Issuer to sell the Note are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 7 hereof and of the Investor contained in Section 8 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

10. **Obligations Irrevocable**. The obligations of the Investor shall be irrevocable except as allowed under the laws of Regulation Crowdfunding.

11. **Events of Default; Remedies**. Occurrence of any of the following shall constitute an event of default (the "**Event of Default**"): (a) the nonpayment of any principal or interest by Issuer on the Note when the same becomes due and payable; (b) Issuer fails to pay when due any installment of interest hereunder or any other payment due hereunder and such failure continues for a period of five days, or (c) Issuer failure to comply with any material term, obligation, covenant, or condition contained in the Note. Upon an event of default, Investor may choose to notify Issuer of the default. Issuer shall have thirty (30) days from the date of the notice to remedy the default condition.

12. **Indemnity**. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

13. **Governing Law; Jurisdiction**. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Texas.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF TEXAS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF INVESTORS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 14 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

14. **Notices.** Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:
Bennu Properties, LLC
5334 Bexar Street
Dallas, TX 75215-4933

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other

communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

15. **Miscellaneous**.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Investor.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The terms and provisions of this Subscription Agreement, specifically Sections 12, 13, and 14 of this Subscription Agreement, shall be binding upon Investor and its transferees, heirs, successors and assigns (collectively, "**Transferees**"); provided that for any such transfer to

be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Investor, and the terms of this Subscription Agreement.

j. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

k. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

l. If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Note shall be immediately subject to this Subscription Agreement, to the same extent that the Note, immediately prior thereto, shall have been covered by this Subscription Agreement.

m. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

16. Subscription Procedure. Each Investor, by providing his or her information, including name, address and subscription amount, and clicking “accept” and/or checking the appropriate box on the Platform (“**Online Acceptance**”), confirms such Investor’s information and his or her investment through the Platform and confirms such Investor’s electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Investor's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Investor, (b) the Company's acceptance of Investor's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 16 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

(i)Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;
(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii)Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A)Such right was held by the person on July 20, 2010;
(B)The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and (C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(iii)That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT D: CERTIFICATE OF FORMATION

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Carlos H. Cascos
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Bennu Properties LLC
File Number: 802581761

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 11/11/2016

Effective: 11/11/2016

Carlos H. Cascos
Secretary of State